July 24, 2019

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:        BioCardia, Inc.

                              Registration Statement on Form S-1
                               File No. 333-230779

VIA EDGAR

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 23, 2019, in which we, Maxim Group LLC, as representative of the underwriters of the offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for Thursday, July 25, 2019, at 4:30 p.m., ET, or as soon thereafter as practicable. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller Title: Executive Managing Director Head of Investment Banking